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                                      A608

                                                              EXHIBIT (a)(5)(DD)

                                   MEMORANDUM

                                                                    GOLDMAN
                                                                    SACHS
                                                                    [LOGO]

To:     IBD Innovation Award Committee

Team:   Bob Hurst                               [SEAL]
        Mark Tercek
        Wayne Moore
        Jay Nydick
        Rich Wayner
        Adam Rosenberg
        Charlie Stocks

Date:   November 18, 1998

Re:     Taubman Center, Inc. Restructuring and Recapitalization Plan

In February 1998, the Taubman family and General Motors Pension Trusts ("GMPT") agreed to investigate alternatives to reduce GMPT's 40% investment in Taubman Centers, Inc. ("TCO"), a leading owner and developer of regional shopping centers nationwide, which at the time represented the largest single investment of the pension fund. GMPT had initially invested with the Taubman family's privately-held company in 1985 and was very anxious to find liquidity since TCO's IPO in November of 1992. An advisory committee of the TCO board was created, and it retained Morgan Stanley Dean Witter ("MSDW") as its financial advisor. This was all taking place in an environment of very significant consolidation in the regional mall business with very significant multi-billion dollar transactions, the most recent of which was Simon Property Group's $5 billion acquisition of CPI. It became clear to the Taubman family, which owned 20% of TCO, that MSDW was not going to protect their interests which were not necessarily aligned with GMPT's. In early June, the family retained
Goldman Sachs to act as their exclusive advisor.

TCO and the Board had been proceeding along a path that could have resulted in most, if not all, of the family's objectives not being met. The team designed an alternative plan that met all parties' objectives and also would maximize long-term value to all shareholders. We then helped the family sell that plan to the Board, GMPT and ultimately the public.

On September 30, 1998, TCO closed the Goldman-proposed plan which encompassed the following initiatives:

1. TCO and GMPT exchanged GMPT's Operating Partnership Units in TCO for interests in 10 Taubman shopping centers, thereby significantly reducing GMPT's stake in TCO;

2. TCO restructured its balance sheet for increased financial flexibility by tendering for 100% of its unsecured debt with the intention of replacing it with lower-cost secured debt;

3. TCO simplified its governance structure to reflect increased public ownership;

4. TCO's smaller asset base will permit its development pipeline to contribute more significantly to per-share earnings growth;


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                                      A609

5. The Taubman family became the largest single stakeholder in TCO and retained its four board seats. GMPT resigned its four board seats. The size of the TCO Board of Directors was reduced from thirteen to nine with five independent directors.

The plan provided the following benefits to the stakeholders in Taubman Centers,
Inc.:

- Each party to the transaction was able to accomplish its objectives without one party benefiting disproportionately;

     - GMPT realigned its investment in regional malls from ownership of public shares to direct ownership of real estate, thereby meeting its stated objective of not owning disproportionately large, controlling blocks in public REITs;

     - TCO removed a potentially contentious shareholder without having to make a cash distribution or having a decrease in 1999E FFO per share;

     - The Taubman family secured its on-going economic interest in TCO with new significant shareholder governance provisions;

     - Public shareholders now have a corporate governance structure more typical of other UPREITs, which should make the company easier to analyze and more attractive to investors.

- TCO is the first investment-grade REIT to tender for all of its unsecured debt. The covenants required to maintain its investment-grade rating were more restrictive to TCO than secured debt. With the increased flexibility created with its tender offer, TCO can more effectively capitalize on its regional mall development pipeline.

- TCO maintained the critical mass of premier regional malls necessary to provide TCO with negotiating leverage with national tenants.

- By increasing the earnings impact of each development project, which are significantly accretive to earnings, TCO can drive its stock price without participating in what has been a very expensive acquisition market;

- The market received the transaction extremely well with the stock trading up and holding most of its gain since the August 17 announcement. In a REIT market which is off almost 20% YTD, Taubman has been one of the best performing REIT stocks as it is at 91% of its 52-week high.


CONFIDENTIAL                                                           GS00309